PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated August 12, 2005)	Registration No.: 333-9564

The Export-Import Bank of Korea

€325,000,000 Floating Rate Notes due 2013

US$600,000,000 5.125% Notes due 2011

The €325,000,000 aggregate principal amount of floating rate notes due 2013 will mature on February 14, 2013 and the US$600,000,000 aggregate principal amount of 5.125% notes due 2011 will mature on February 14, 2011. The Euro-denominated Notes will bear interest at a rate equal to Three-Month EURIBOR (as defined herein) plus 0.24% per annum and the U.S. dollar-denominated Notes will bear interest at a rate of 5.125% per annum. Interest on the Euro-denominated Notes is payable quarterly in arrears on May 14, August 14, November 14 and February 14 of each year, beginning on May 14, 2006. Interest on the U.S. dollar-denominated Notes is payable semi-annually in arrears on February 14 and August 14 of each year, beginning on August 14, 2006. See “Description of the Notes—Payment of Principal and Interest”.

The Euro-denominated Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof and the U.S. dollar-denominated Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Euro-denominated Notes will be represented by one or more global notes registered in the name of a nominee of the common depositary for Euroclear Bank S.A./ N.A. and Clearstream Banking, société anonyme, and the U.S. dollar-denominated Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Euro-denominated Notes		U.S. dollar-denominated Notes
	Per Note	Total	Per Note	Total
Public offering price	100.000%	€325,000,000	99.496%	US$596,976,000
Underwriting discounts	0.120%	€ 390,000	0.100%	US$ 600,000
Proceeds to Us, before expenses	99.880%	€324,610,000	99.396%	US$596,376,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including February 14, 2006.

We have received approval in-principle for listing of the Notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Euro-denominated Notes to investors only through the book-entry facilities of Euroclear Bank S.A./N.A. and Clearstream Banking, société anonyme, and the U.S. dollar- denominated Notes to investors through the book-entry facilities of The Depository Trust Company, in each case on or about February 14, 2006.

Joint Lead Managers and Bookrunners

Barclays Capital	Citigroup	Deutsche Bank	Morgan Stanley

Co-Lead Manager

DEPFA BANK

Co-Managers

CALYON	ING Wholesale Banking

Prospectus Supplement Dated February 7, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Certain Defined Terms

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

Unless otherwise indicated, all references to “Euro-denominated Notes” contained in this prospectus supplement are to the €325,000,000 aggregate principal amount of floating rate notes due 2013 and all references to “U.S. dollar-denominated Notes” are to the US$600,000,000 aggregate principal amount of 5.125% notes due 2011. Unless otherwise indicated, all references to the “Notes” are to the Euro-denominated Notes and the U.S. dollar-denominated Notes, collectively.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

Additional Information

The information in this prospectus supplement is in addition to the information contained in our prospectus dated August 12, 2005. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-9564, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

We are Responsible for the Accuracy of the Information in this Document

We are responsible for the accuracy of the information in this prospectus supplement and the prospectus that accompanies it and confirm that to the best of our knowledge and belief we have included all facts that should be included not to mislead potential investors. The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-33.

Information Presented Accurate as of Date of Document

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering €325,000,000 aggregate principal amount of floating rate notes due February 14, 2013 and US$600,000,000 aggregate principal amount of 5.125% notes due February 14, 2011.

The Euro-denominated Notes will bear interest for each Euro Interest Period (as defined herein) at a rate equal to Three-Month EURIBOR plus 0.24% per annum, payable quarterly in arrears on May 14, August 14, November 14 and February 14 of each year, beginning on May 14, 2006. Interest on Euro-denominated Notes will accrue from February 14, 2006 and will be computed on the basis of the actual number of days in the applicable Euro Interest Period divided by 360 and rounding the resultant figure to the nearest cent (half a cent being rounded upwards). The U.S. dollar-denominated Notes will bear interest at a rate of 5.125% per annum, payable semi-annually in arrears on February 14 and August 14 of each year, beginning on August 14, 2006. Interest on the U.S. dollar-denominated Notes will accrue from February 14, 2006 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest”.

The Euro-denominated Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof and the U.S. dollar-denominated Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

We do not have any right to redeem the Notes prior to maturity.

Listing

We have received approval in-principle for the listing of the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. The Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000 and €200,000 in respect of the U.S. dollar-denominated Notes and the Euro-denominated Notes, respectively, for so long as the Notes are listed on the SGX-ST.

Form and settlement

We will issue the Euro-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear Bank S.A./N.A., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). We will issue the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,”

the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, Euroclear or Clearstream, Luxembourg, as the case may be, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the U.S. dollar-denominated Notes through Euroclear or Clearstream, Luxembourg if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Ownership of beneficial interests in the Euro-denominated Notes will be limited to persons who are participants in Euroclear and Clearstream, Luxembourg and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the U.S. dollar-denominated Notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg. Any secondary market trading of book-entry interests in the Euro-denominated Notes will take place through Euroclear and Clearstream, Luxembourg participants. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg”.

Further Issues

We may from time to time, without the consent of the holders of the Euro-denominated Notes or the U.S. dollar-denominated Notes, as the case may be, create and issue additional debt securities with the same terms and conditions as the relevant Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant Notes.

We may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of the Euro-denominated Notes or the U.S. dollar-denominated Notes, as the case may be, after the date of any further issue may not be able to differentiate between debt securities sold as part of the further issue and previously issued Notes. If we were to issue debt securities in a further issue with OID, purchasers of relevant Notes after such further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their relevant Notes. This may affect the price of previously issued relevant Notes following a further issue. Purchasers are advised to consult their own tax advisers with respect to the U.S. federal income tax consequences of any future decision by us to undertake a further issue of debt securities with OID.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 14, 2006, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5”. You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes”.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for general corporate purposes, including repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated August 12, 2005. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Our financial information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

Based on our unaudited internal management accounts as of September 30, 2005, we had (Won)11,659 billion of outstanding loans, including (Won)7,563 billion of outstanding export credit loans, (Won)1,988 billion of outstanding overseas investment credit loans and (Won)1,269 billion of outstanding import credit loans, as compared to (Won)10,127 billion of outstanding loans, including (Won)6,471 billion of outstanding export credit loans, (Won)1,490 billion of outstanding overseas investment credit loans and (Won)1,110 billion of outstanding import credit loans as of December 31, 2004.

Capitalization

As of September 30, 2005, our authorized capital was (Won)4,000 billion and our capitalization was as follows:

	September 30, 2005(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4) :
Borrowings in Korean Won	(Won)	—
Borrowings in Foreign Currencies		292.3
Export-Import Financing Debentures		8,345.1

Total Long-Term Debt		8,637.4

Capital and Reserves:
Paid-in Capital(5)		3,295.8
Legal Reserve(6)		131.7
Voluntary Reserve(6)		330.8
Unappropriated Retained Earnings		143.8
Capital Adjustments(7)		988.0

Total Capital and Reserves	(Won)	4,890.1

Total Capitalization	(Won)	13,527.5

(1)	Other than the US$500,000,000 Notes due 2010 issued by us on November 16, 2005 and except as described in this prospectus supplement, there has been no material adverse change in our capitalization since September 30, 2005.

(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,038.0 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on September 30, 2005.
(3)	As of September 30, 2005, we had contingent liabilities totaling (Won)37,776 billion, which consisted of (Won)20,380 billion under outstanding guarantees and acceptances and (Won)17,397 billion under contingent guarantees and acceptances issued on behalf of our clients. As of September 30, 2005, we had entered into 49 interest rate related derivative contracts with a notional amount of (Won)11,062 billion and 20 currency related derivative contracts with a notional amount of (Won)2,563 billion in accordance with our policy to hedge interest rate and currency risks.
(4)	All our borrowings, whether domestic or international, are unsecured and unguaranteed.
(5)	Authorized ordinary share capital is (Won)4,000 billion and issued fully-paid ordinary share capital is (Won)3,295.8 billion. See “Government Support and Supervision” in the accompanying prospectus.
(6)	See “Government Support and Supervision” in the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.
(7)	Reflects gain on valuation of available-for-sale securities of (Won)992 billion.

Selected Financial Statement Data

The following tables present financial information for the nine months ended September 30, 2004 and 2005 and as of December 31, 2004 and September 30, 2005:

	Nine Months Ended September 30,
	2004		2005
	(billions of won)
	(unaudited)
Income Statement Data
Total Interest Income	(Won)	273.7	(Won)	350.4
Total Interest Expenses		238.1		286.4
Net Interest Income		35.6		64.0
Total Revenues		662.4		807.3
Total Expenses		573.7		608.9
Income before Income Taxes		88.7		198.4
Income Tax Benefit (expense)		(26.3)		(54.6)
Net Income		62.3		143.8

	As of December 31, 2004		As of September 30, 2005 (unaudited)
	(billions of won)
Balance Sheet Data
Total Loans(1)	(Won)	10,127.2	(Won)	11,658.6
Total Borrowings(2)		7,842.6		9,231.5
Total Assets		12,170.6		14,822.1
Total Liabilities		8,626.5		9,931.9
Total Shareholders’ Equity(3)		3,544.1		4,890.1

(1)	Includes bills bought, foreign exchange bought and others without present value discounts.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

For the nine months ended September 30, 2005, we had net income of (Won)143.8 billion compared to net income of (Won)62.3 billion for the nine months ended September 30, 2004.

The principal factors for the increase in net income for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 included:

•	a decrease in provision for loan and guarantee losses to (Won)63 billion for the nine months ended September 30, 2005 from (Won)146 billion in the corresponding period of 2004, primarily due to enhanced asset quality;

•	an increase in net gain on foreign currency transactions to (Won)62 billion for the nine months ended September 30, 2005 from (Won)2 billion in the corresponding period of 2004, primarily due to gains on Euro and Yen currency transactions resulting from the appreciation of the Won against the Euro and the Yen; and

•	an increase in net interest income to (Won)64 billion for the nine months ended September 30, 2005 from (Won)36 billion in the corresponding period of 2004, primarily due to an increase in interest income from loans which more than offset an increase in interest expense from debentures.

The above factors were partially offset by net loss on derivative financial instruments of (Won)83 billion for the nine months ended September 30, 2005 compared to net gain on derivative financial instruments of (Won)5 billion in the corresponding period of 2004.

As of September 30, 2005, our total assets increased by 21.8% to (Won)14,822 billion from (Won)12,171 billion as of December 31, 2004, primarily due to a 20.0% increase in loans in Korean Won and foreign currencies to (Won)10,587 billion as of September 30, 2005 from (Won)8,822 billion as of December 31, 2004.

As of September 30, 2005, our total liabilities increased by 15.1% to (Won)9,932 billion from (Won)8,627 billion as of December 31, 2004. The increase in liabilities was primarily due to a 23.7% increase in debentures to (Won)8,345 billion as of September 30, 2005 from (Won)6,744 billion as of December 31, 2004, which was partially offset by a 19.4% decrease in borrowings to (Won)886 billion as of September 30, 2005 from (Won)1,099 billion as of December 31, 2004.

The increase in assets and liabilities is primarily due to an increase in the volume of loans and debt. The appreciation of the Won against the Dollar for the nine months ended September 30, 2005 compared to the corresponding period of 2004 partially offset the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of September 30, 2005, our total shareholders’ equity increased by 38.0% to (Won)4,890 billion from (Won)3,544 billion as of December 31, 2004 due to an increase in paid-in capital as a result of the Government’s (Won)520 billion capital injection and an increase in retained earnings by (Won)142 billion as well as an increase in gain on valuation of available-for-sale securities by (Won)684 billion.

Capital Adequacy

As of September 30, 2005, our capital adequacy ratio was 13.1%, an increase from 12.7% as of December 31, 2004, primarily as a result of increases in paid-in capital and retained earnings.

The following table sets forth our capital base and capital adequacy ratios reported as of September 30, 2005:

	As of September 30, 2005(1)
	(millions of Won, except for percentages)
Tier I	(Won)	3,796,802
Paid-in Capital		3,295,755
Retained Earnings		606,385
Deductions from Tier I Capital		105,338
Capital Adjustments		—
Deferred Tax Asset		100,540
Others		4,798
Tier II (General Loan Loss Reserves)		882,635
Deductions from all capital		90,397
Total Capital		4,589,040
Risk Adjusted Assets		35,049,910

Capital Adequacy Ratios
Tier I		10.8%
Tier I and Tier II		13.1%

(1)	All figures are based on consolidated balance sheet information.

THE REPUBLIC OF KOREA

Government and Politics

Political Organization

As of February 3, 2006, the parties indicated below controlled the following number of seats in the National Assembly:

	Uri	GNP	Others	Total
Number of Seats	144	127	28	299

Relations with North Korea

A two-phased fourth round of six party talks was held in Beijing, China during the summer and fall of 2005. In a joint statement released following the conclusion of this fourth round of talks in September 2005, North Korea agreed to abandon all nuclear weapons and programs and rejoin the Nuclear Non-Proliferation treaty at an early date. In return, the other five nations participating in the talks, China, Japan, the Republic, Russia and the United States, expressed a willingness to provide North Korea with energy assistance and other economic support. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. In November 2005, representatives of the six nations reconvened in Beijing for the first phase of the fifth round of six party talks, which concluded without further progress with respect to the implementation of the joint statement.

The Economy

Economic Developments Since 1997

Credit rating changes.    In July 2005, Standard & Poor’s upgraded the Republic’s long-term foreign currency rating from A- to A.

Gross Domestic Product

Based on preliminary data, GDP growth in 2005 was 4.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 3.3% and gross domestic fixed capital formation increased by 2.1%, each compared with 2004.

Principal Sectors of the Economy

Agriculture, Forestry and Fisheries

Based on preliminary data, in 2004, the Republic’s self sufficiency ratio was 50.3%.

Prices, Wages and Employment

The following table shows the Republic’s wage index for the periods indicated:

	Wage Index(1)(2)	Increase Over Previous Year
	(2000=100)	(%)
2000	100.0	8.0
2001	105.1	5.1
2002	116.8	11.2
2003	127.6	9.2
2004	135.2	6.0

(1)	Average for year.
(2)	Nominal wage index of earnings in all industries.

Source: The Bank of Korea; Korea National Statistical Office.

Based on preliminary data, in 2005, the inflation rate was 2.7% and the unemployment rate was 3.7%.

Approximately 10.8% of the Republic’s workers were unionized as of December 31, 2003. In the early 2000s, the labor unions of several of the Republic’s largest commercial banks, including Kookmin Bank, Chohung Bank and KorAm Bank, staged strikes in response to consolidation in the banking industry. In addition, in the summer of 2004 and 2005, respectively, unionized workers of GS Caltex Corporation and Asiana Airlines staged strikes demanding better compensation and working conditions. In the fall of 2005, unionized workers at Hyundai Motor Company and Kia Motors Corp. went on strikes during annual contract talks. In December 2005, Korean Air’s unionized pilots also staged strikes demanding a higher wage increase. Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, currently controls nine seats in the National Assembly.

The Financial System

Banking Industry

Most of the growth in total loans since the end of 2001 has been attributable to loans to the retail sector, accounting for 55.0% of total loans as of December 31, 2004, compared to 34.3% as of December 31, 1999.

Non-Bank Financial Institutions

As of December 31, 2004, two merchant banks were operating in the country. As of December 31, 2004, the total assets of Korea’s merchant banks amounted to an aggregate of (Won)795.5 billion.

As of December 31, 2004, 46 asset management companies, which manage trust assets, with assets totaling approximately (Won)189 trillion, were operating in Korea.

The Korean Bank Act permits banks to provide trust account management services with the approval of the Financial Supervisory Commission. However, the Indirect Investment Asset Management Business Act, effective January 5, 2004, prohibits banks from offering trust account management services for money trust products that are not managed under specified investment policies from July 5, 2004 (except under certain limited circumstances) unless banks qualify as an asset management company under the Indirect Investment Asset Management Business Act before such date. Banks are required to segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks’ financial statements. As of December 31, 2004, assets of trust accounts of all banks providing trust account management services totaled (Won)108,560.4 billion.

The country had 113 mutual savings banks as of December 31, 2004, with assets totaling (Won)35,931.6 billion.

As of December 31, 2004, 12 domestic life insurance institutions, two joint venture life insurance institutions and nine wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)209.9 trillion as of December 31, 2004, were operating in the Republic.

As of December 31, 2004, six credit card companies operated in the country with loans totaling approximately (Won)35.8 trillion, of which 9.0% were classified as non-performing loans.

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

Date	Korea Composite Stock Price Index
August 31, 2005	1,083.3
September 30, 2005	1,221.0
October 31, 2005	1,158.1
November 30, 2005	1,297.4
December 29, 2005	1,379.4
January 31, 2006	1,381.8

The Korea Composite Stock Price Index was 1,333.5 on February 3, 2006.

Monetary Policy

Interest Rates

On October 11, 2005, the Bank of Korea raised the benchmark call rate to 3.5%, which was further raised to 3.75% on December 8, 2005 in anticipation of higher inflation in 2006 due, among other things, to the persistently high oil prices.

Foreign Exchange

The following table sets forth the market average exchange rate as announced by the Seoul Money Brokerage Service Ltd. on each of the dates indicated.

Exchange Rates

Date	Won/U.S. Dollar Exchange Rate
August 31, 2005	1,031.0
September 30, 2005	1,038.0
October 31, 2005	1,042.7
November 30, 2005	1,036.3
December 30, 2005	1,013.0
January 31, 2006	971.0

The market average exchange rate as announced by the Seoul Money Brokerage Service Ltd. was (Won)969.7 to US$1.00 on February 3, 2006.

Balance of Payments and Foreign Trade

Balance of Payments

The following table sets out certain information with respect to the Republic’s balance of payments for the periods indicated:

Balance of Payments

	December 31,
Classification	2004	2005(3)
	(millions of dollars)
Current Account	$28,173.5	$16,558.5
Goods	37,568.8	33,473.0
Exports(1)	257,710.1	288,995.6
Imports(1)	220,141.3	255,522.6
Services	(8,046.1)	(13,092.2)
Income	1,082.8	(1,320.1)
Current Transfers	(2,432.0)	(2,502.2)
Capital and Financial Account	7,598.8	490.5
Financial Account(2)	9,351.6	2,803.5
Capital Account	(1,752.8)	(2,313.0)
Changes in Reserve Assets	(38,710.5)	(19,806.3)
Net Errors and Omissions	2,938.2	2,757.3

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.

Source: The Bank of Korea

The current account surplus for 2004 was US$28.2 billion. Based on preliminary data, the current account surplus for 2005 was US$16.6 billion.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$27.9 billion in 2005. Exports increased by 12.1% to US$289.0 billion and imports increased by 16.3% to US$261.1 billion from US$257.7 billion of exports and US$224.5 billion of imports, respectively, in 2004.

The avian influenza carried by migrating wild birds has recently spread to several Asian countries, Russia, Romania and Turkey. In response to these recent outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and plans to conduct special monitoring of poultry farms. In addition, the Government will continue to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies.

Foreign Currency Reserves

The Government’s foreign currency reserves amounted to US$216.9 billion as of January 31, 2006.

Government Finance

The following table shows consolidated Government revenues and expenditures.

Consolidated Central Government Revenues and Expenditures

	2000	2001	2002	2003	2004
	(billions of won)
Total Revenues	135,811	144,033	158,712	171,945	178,784
Current Revenues	134,415	142,709	157,226	170,486	177,453
Total Tax Revenues	92,935	95,793	103,967	114,664	117,796
Income Profits and Capital Gains	35,387	35,638	38,404	46,420	48,112
Tax on Property	4,262	2,920	2,894	2,921	2,996
Tax on Goods and Services	38,020	43,818	48,047	50,906	51,800
Customs Duties	5,800	5,923	6,601	6,847	6,796
Others	9,466	7,494	8,021	7,570	8,090
Social Security Contribution	14,798	17,538	19,723	20,703	22,848
Non-Tax Revenues	26,682	29,378	33,536	35,119	36,810
Capital Revenues	1,396	1,324	1,486	1,459	1,331
Total Expenditures and Net Lending	129,284	136,765	136,046	164,303	173,190
Total Expenditures	109,443	126,688	135,610	166,812	171,802
Current Expenditures	87,170	101,744	106,255	136,212	144,805
Goods and Services	24,707	26,223	28,629	29,827	33,912
Interest Payments	6,888	7,198	6,846	6,598	8,312
Subsidies and Other Transfers(1)	55,114	66,540	68,929	96,498	99,549
Subsidies	329	534	768	424	748
Other Transfers(1)	54,785	66,006	68,161	96,074	98,801
Non-Financial Public Enterprises Expenditures	461	1,783	1,851	3,289	3,031
Capital Expenditures	22,273	24,944	29,355	30,600	26,997
Net Lending	19,841	10,077	436	(2,509)	1,389

(1)	Includes transfers to local governments, non-profit institutions, households and abroad.

Source: Ministry of Finance and Economy.

Based on preliminary data, for 2004, revenues increased by approximately 4.1%, which represented 25.8% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)5.6 trillion in 2004.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2004.

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$12,761.9	US$	12,761.9
German Mark (DM)	DM 34.1		23.7
Japanese Yen (¥)	¥ 40,012.5		388.0

Total		US$	13,173.6

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2004.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic.

Direct Internal Debt of the Government

(billions of won)
2000	75,847.6
2001	87,327.5
2002	103,341.3
2003	141,406.4
2004	183,201.5

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2002	2003	2004
	(billions of won)
Domestic	100,753.7	79,131.7	65,350.5
External(1)	1,717.7	1,458.5	699.3

Total	102,471.4	80,590.2	66,049.8

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information.”

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	2000	2001	2002	2003	2004
	(billions of dollars)
Foreign Currencies	144.0	125.7	136.4	152.9	166.6
Korean Won	4.5	4.7	6.6	8.7	11.0

Total External Liabilities	148.5	130.4	143.0	161.6	177.6

	December 31,
	2000	2001	2002	2003	2004
	(billions of dollars)
Long-term Debt	99.1	88.4	93.3	106.8	117.6
General Government	19.2	18.3	17.6	11.6	13.2
Monetary Authorities	10.2	3.0	2.9	3.2	4.0
Banks	24.1	21.1	20.3	26.9	30.0
Other Sectors	45.6	46.0	52.5	65.1	73.2
Short-term Debt	49.4	42.0	49.7	54.8	60.0
Monetary Authorities	1.1	1.9	2.0	2.1	2.0
Banks	37.7	31.9	39.7	44.8	48.5
Other Sectors	10.6	8.2	8.0	7.9	9.5

Total External Liabilities	148.5	130.4	143.0	161.6	177.6

Source: Ministry of Finance and Economy.

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2004
	(%)			(millions of units)

US$	0.75-6.25/Floating	1960-2003	1982-2023		US$12,761.9

Japanese Yen (¥)	3.25-5	1980-1990	2004-2015		¥ 40,012.5

German Mark (DM)	2-4.5	1973-1985	2003-2021		DM 34.1

Total External Funded Debt(1)				US$	13,173.6

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2004.

B. External Guaranteed Debt of the Government

Name	Interest Rates	Years of Issue	Years of Maturity	Principal Amounts Outstanding as of December 31, 2004
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None
2. Borrowings
The Korea Development Bank	Floating	1999	2008	80.2
Industrial Bank of Korea	Floating	1999	2008	583.3

Total Borrowings(1)				663.5

Total External Guaranteed Debt(1)				663.5

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2004.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2004
	(%)			(billions of won)
1. Bonds
Foreign Exchange Stabilization Bonds	4.50-9.75	1999-2003	2004-2008	22,199.9
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	4.40-11.26	1995-2004	2005-2014	123,061.3
Interest-Bearing Treasury Bond for National Housing I	5.0	1993-2004	1998-2009	29,317.5
Interest-Bearing Treasury Bond for National Housing II	3.0	1983-1999	2003-2019	3,071.6
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	11.3

Total Bonds				177,661.6

2. Borrowings
Borrowings from The Bank of Korea				830.0
Borrowings from the Sports Promotion Fund				50.0
Borrowings from the Civil Servant Pension Fund				650.0
Borrowings from the Export Insurance Fund				510.0
Authorized Government Debt beyond Budget Limit				2500.0
Sub-Total				4,540.0

Total Internal Funded Debt				182,201.5

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Name	Range of Interest Rates		Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2004
	(%)				(billions of won)
1. Bonds of Government-Affiliated Corporations
The Korea Development Bank	Floating		1992-1994	2002-2004	0.8
Korea Container Terminal Authority	6.0%		1993-1996	2002-2006	30.0
Korea Asset Management Corporation	4.26-5.05 /Floating	%	1997-2003	2002-2008	4,000.0
Korea Deposit Insurance Corporation	5.0-10.4		1998-2004	2003-2009	61,114.6	(1)

Total Bonds					65,145.3

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5%		1967	2000-2024	205.1

Total Borrowings					205.1

(1)	Over four years beginning in 2003, (Won)49 trillion of such debt will be converted into direct debt of the government.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global notes before deciding whether to invest in the Notes. We have filed a copy of these documents with the United States Securities and Exchange Commission as exhibits to the registration statement no.333-9564.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and JPMorgan Chase Bank, N.A., as fiscal agent. The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

Euro-denominated Notes

The Euro-denominated Notes are initially limited to €325,000,000 aggregate principal amount and will mature on February 14, 2013 (the “Euro Maturity Date”). The Euro-denominated Notes will bear interest for each Euro Interest Period (as defined below) at a rate equal to Three-Month EURIBOR plus 0.24% per annum, payable quarterly in arrears on May 14, August 14, November 14 and February 14 of each year (each a “Euro Interest Payment Date”), beginning on May 14, 2006. Interest on the Euro-denominated Notes will accrue from February 14, 2006. If any Euro Interest Payment Date or the Euro Maturity Date would fall on a day that is not a business day, that Euro Interest Payment Date or the Euro Maturity Date will be postponed to the following day that is a business day, except that if such next business day is in the next calendar month, then that Euro Interest Payment Date or the Euro Maturity Date will be the immediately preceding day that is a business day. The term “business day” relating to the Euro-denominated Notes means a day which is both a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposit) in London, Seoul and New York City and a TARGET Settlement Day (as defined below).

We will pay interest to the person who is registered as the owner of a Euro-denominated Note at the close of business on the fifteenth day (whether or not a business day) preceding such Euro Interest Payment Date. Interest on the Euro-denominated Notes will be computed on the basis of the actual number of days in the applicable Interest Period (as defined herein) divided by 360 and rounding the resultant figure to the nearest cent (half a cent being rounded upwards). We will make principal and interest payments on the Euro-denominated Notes by credit or transfer to a Euro account (or any other account to which Euros may be credited or transferred) specified by the payee. If payments cannot be effected by electronic credit or transfer, then payments will be made by eurocheque.

The term “Three-Month EURIBOR” means, with respect to any Euro Interest Determination Date (as defined below):

(a) the rate for three-month deposits in Euros which appears on the display page designated 248 on the Moneyline Telerate Service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying comparable rates) as determined by the Calculation Agent, as at 11:00 A.M. (Brussels time) on the second TARGET Settlement Day (as defined below) preceding the first day of such Euro Interest Period (the “Euro Interest Determination Date”);

(b) if the Three-Month EURIBOR cannot be determined in this manner, the Calculation Agent will (i) request the principal Euro-zone (as defined below) office of each of four major banks engaged in the Euro-zone interbank market selected by the Calculation Agent to provide its offered quotation to prime banks in the Euro-zone interbank market for three-month deposits in Euros as at or about 11:00 A.M (Brussels time) on the relevant Euro Interest Determination Date and in an amount that is representative for a single transaction in that market at that time and (ii) determine the Three-Month EURIBOR as the arithmetic mean of the quotations provided in response to such requests;

(c) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the Three-Month EURIBOR as the arithmetic mean of the rates quoted by at least two major banks in the Euro-zone interbank market selected by the Calculation Agent, at approximately 11:00 A.M. (Brussels time) on the first day of the relevant Euro Interest Period for three-month loans in Euros to leading European banks in an amount that is representative for a single transaction in that market at that time; and

(d) if the Calculation Agent is unable to determine the Three-Month EURIBOR as described above in relation to any Euro Interest Period, the Three-Month EURIBOR will be the rate determined by the Calculation Agent in respect of the preceding Euro Interest Period.

In determining the Three-Month EURIBOR, any arithmetic mean determined in accordance with the foregoing shall be rounded, if necessary, to the fifth decimal place with 0.000005 being rounded upward. The Calculation Agent’s determination of any interest rate and its calculation of interest for any interest period will be final and binding in the absence of willful default, bad faith or manifest error.

“Euro Interest Period” refers to the period from and including February 14, 2006 to but excluding the first Euro Interest Payment Date and each successive period from and including an Euro Interest Payment Date to but excluding the next Euro Interest Payment Date.

“Euro-zone” means the region comprising from time to time Member States of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union.

“TARGET Settlement Day” means a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System (including any successor thereto) is operating.

JPMorgan Chase Bank, N.A., acting through its London office, will serve as the “Calculation Agent” for the Euro-denominated Notes. We have the right to replace the Calculation Agent with the London office of another leading commercial bank or investment bank in New York. If the appointed office of the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or fails to determine the interest rate for any Euro Interest Period, we have a duty to appoint the Euro-zone office of another leading commercial bank or investment bank engaged in the Euro-zone interbank market as may be approved in writing by the fiscal agent.

U.S. dollar-denominated Notes

The U.S. dollar-denominated Notes are initially limited to US$600,000,000 aggregate principal amount and will mature on February 14, 2011 (the “U.S. Maturity Date”). The U.S. dollar-denominated Notes will bear interest at 5.125% per annum, payable semi-annually in arrears on February 14 and August 14 of each year (each a “U.S. Interest Payment Date”), beginning on August 14, 2006. Interest on the U.S. dollar-denominated Notes will accrue from February 14, 2006. If any U.S. Interest Payment Date or the U.S. Maturity Date shall be a day on which banking institutions in The City of New York are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

We will pay interest to the person who is registered as the owner of a Note at the close of business on January 30 and July 30 (whether or not a business day) preceding such U.S. Interest Payment Date. Interest on the U.S. dollar-denominated Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the U.S. dollar-denominated Notes in immediately available funds in U.S. dollars.

Denomination

The Euro-denominated Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof. The U.S. dollar-denominated Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Euro-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream, Luxembourg. We will issue the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC, as depositary. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, Euroclear or Clearstream, Luxembourg, as the case may be, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the U.S. dollar-denominated Notes through Euroclear or Clearstream, Luxembourg if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Ownership of beneficial interests in the Euro- denominated Notes will be limited to persons who are participants in Euroclear and Clearstream, Luxembourg and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the U.S. dollar-denominated Notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg. Any secondary market trading of book-entry interests in the Euro-denominated Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg”.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

All notices regarding the Notes will be published in London in the Financial Times and in New York in The Wall Street Journal (U.S. Edition). If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream, Luxembourg. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream, Luxembourg are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Ownership of the U.S. dollar-denominated Notes through DTC, Euroclear and Clearstream, Luxembourg

We will issue the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear or Clearstream, if you are a DTC participant in such systems, or indirectly through organizations that are DTC participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the U.S. dollar-denominated Notes, initially Cede & Co., as the absolute owner of the U.S. dollar-denominated Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the U.S. dollar-denominated Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the U.S. dollar-denominated Notes, including DTC, Euroclear, Clearstream, Luxembourg and their respective participants, to exercise any of the rights granted to holders of the U.S. dollar-denominated Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the U.S. dollar-denominated Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the U.S. dollar-denominated Notes. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as holder under the U.S. dollar-denominated Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

Ownership of the Euro-denominated Notes through Euroclear and Clearstream

We will issue the Euro-denominated Notes in the form of one or more fully registered global notes which will be deposited with the common depositary for, and registered in the name of a nominee of, Euroclear and Clearstream, Luxembourg. Beneficial interests in the Euro-denominated Notes can only be held in the form of book-entry interests through Euroclear/Clearstream, Luxembourg participants in such systems, or indirectly through organizations that are Euroclear/Clearstream, Luxembourg participants in such systems.

We and the fiscal agent generally will treat the registered holder of the Euro-denominated Notes, initially JPMorgan Chase Bank, N.A., as the absolute owner of the Euro-denominated Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Euro-denominated Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Euro-denominated Notes, including Euroclear, Clearstream, Luxembourg and their respective Euroclear/Clearstream, Luxembourg participants, to exercise any of the rights granted to holders of Euro-denominated Notes.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the U.S. dollar-denominated Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer.

The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the U.S. dollar-denominated Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the U.S. dollar-denominated Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the U.S. dollar- denominated Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the U.S. dollar-denominated Notes to Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit the U.S. dollar-denominated Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg to pay for the U.S. dollar-denominated Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the U.S. dollar-denominated Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the U.S. dollar-denominated Notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the U.S. dollar-denominated Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the U.S. dollar-denominated Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the U.S. dollar-denominated Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer U.S. dollar-denominated Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the U.S. dollar-denominated Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back- valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the U.S. dollar-denominated Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the U.S. dollar-denominated Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream, Luxembourg is possible using free-of-payment transfers to move the U.S. dollar-denominated Notes, but funds movement will take place separately.

Finally, day traders who use Euroclear or Clearstream, Luxembourg and who purchase U.S. dollar-denominated Notes from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail unless one of three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the U.S. dollar-denominated Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the U.S. dollar-denominated Notes to be reflected in the Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.

UNITED STATES TAX CONSIDERATIONS

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and certain underwriters named below (the “U.S. Underwriters”) have entered into a Terms Agreement dated February 7, 2006 with respect to the U.S. dollar-denominated Notes (the “U.S. Terms Agreement”). We and certain other underwriters named below (the “Euro Underwriters”, together with the U.S. Underwriters, the “Underwriters”) have entered into a Terms Agreement dated February 7, 2006 with respect to the Euro-denominated Notes (the “Euro Terms Agreement”, together with the U.S. Terms Agreement, the “Terms Agreements”). The Terms Agreements each respectively relate to the Underwriting Agreement—Standard Terms (together with the Terms Agreements, the “Underwriting Agreements”) filed as an exhibit to the registration statement. Barclays Bank PLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. International Limited are acting as representatives of the U.S. Underwriters and Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and Morgan Stanley & Co. International Limited are acting as representatives of the Euro Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreements, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Names and addresses of U.S. Underwriters	Principal Amount of the U.S. dollar-denominated Notes
Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB		US$135,000,000

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013		135,000,000

Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005		135,000,000

Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA		135,000,000

DEPFA BANK plc 1 Commons Street Dublin 1 Ireland		48,000,000

Calyon, Hong Kong Branch 26th, 27th, Suites 2910-2918 and 30th Floors Two Pacific Place 88 Queensway Hong Kong		6,000,000

ING Belgium SA/NV. Avenue Marnix 24 1000 Brussels Belgium		6,000,000

Total	US$	600,000,000

Names and addresses of Euro Underwriters	Principal Amount of the Euro-denominated Notes
Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB	€73,125,000

Citigroup Global Markets Limited Citigroup Centre, 33 Canada Square Canary Wharf, London E14 5LB	73,125,000

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB	73,125,000

Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA	73,125,000

DEPFA BANK plc 1 Commons Street Dublin 1 Ireland	26,000,000

Calyon, Hong Kong Branch 26th, 27th, Suites 2910-2918 and 30th Floors Two Pacific Place 88 Queensway Hong Kong	3,250,000

ING Belgium SA/NV. Avenue Marnix 24 1000 Brussels Belgium	3,250,000

Total	€325,000,000

Under the terms and conditions of the Underwriting Agreements, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are new classes of securities with no established trading market. We have received approval in-principle for listing of, and permission to deal in, the Notes on the SGX-ST. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, Deutsche Bank Securities Inc. (in respect of the U.S. dollar-denominated Notes) and Deutsche Bank AG, London Branch (in respect of Euro-denominated Notes) (each a “Stabilizing Manager”) or any person acting for it, on behalf of the Underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds with respect to the Euro-denominated Notes is €324,610,000 and the amount of net proceeds with respect to the U.S. dollar-denominated Notes is US$596,376,000, in each case after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering are estimated to be approximately US$300,000.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of our-of-pocket expenses.

In connection with the offering, an affiliate of DEPFA Bank plc, one of the underwriters, has indicated an intention to purchase approximately 38% of the Euro-denominated Notes and approximately 29% of the US dollar-denominated Notes.

Delivery of the Notes

We will make delivery of the Notes, against payment in same-day funds on or about February 14, 2006, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of The Financial Services and Markets Act of 2000 (“FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

The Netherlands

Each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (A) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (B) in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance and (ii) has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are or are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

Each Underwriter has severally represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”). Accordingly, each Underwriter has severally represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter has further severally represented, warranted and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Italy

No solicitations in connection with the offering of the Notes will be made in Italy by any party, including the Underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the Notes will be distributed in Italy. No Notes will be offered, sold or delivered in Italy.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Shin & Kim, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Shin & Kim and Shin & Kim may rely as to matters of New York law upon the opinion of Cleary Gottlieb Steen & Hamilton LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 11235-0000158. Our authorized share capital is (Won)4,000 billion. As of September 30, 2005, our paid-in capital was (Won)3,295.8 billion.

Our board of directors can be reached at the address of our registered office: c/o 16-1, Youido-dong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The issue of the Notes has been authorized by a resolution of our Board of Directors passed on July 21, 2004, and a decision of our Chairman and President dated January 17, 2006. On January 18, 2006, we filed our report on the proposed issuance of the Notes with the Ministry of Finance and Economy of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2004, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since September 30, 2005, there has been no material adverse change in our capitalization as described in the table appearing on page S-8 of this prospectus supplement which is material in the context of the issue of the Notes.

We are not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, USA.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg. For the Euro-denominated Notes, Common Code is 024298710 and ISIN is XS0242987104. For the U.S. dollar-denominated Notes, CUSIP is 302154AP4 and ISIN is US302154AP47.

HEAD OFFICE OF THE BANK

16-1, Youido-dong,

Yongdeungpo-ku, Seoul 150-996

Republic of Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

JPMorgan Chase Bank, N. A.

Worldwide Securities Services

4 New York Plaza, 15th Floor

New York, NY 10004

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to US law

Shin & Kim	Cleary Gottlieb Steen & Hamilton LLP

Ace Tower, 4th Floor 1-170, Soonhwa-dong, Chung-ku Seoul 100-712 Republic of Korea	39th Floor, Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to US law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Samil PricewaterhouseCoopers

Hanil Group Building

191, Hankang-ro, 2-ka

Yongsan-gu

Seoul 140-172

Republic of Korea

SINGAPORE LISTING AGENT

Allen & Overy Shook Lin & Bok

1 Robinson Road

#18-00 AIA Tower

Singapore 048542